UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On November 4, 2026, the Nasdaq Hearings Panel notified Gauzy Ltd. (the “Company”) that it determined to grant the Company’s request to continue its listing on the Nasdaq Stock Market subject to the Company demonstrating compliance with the Listing Rule 5250(c)(1) on or before December 15, 2026 following the Company’s hearing with the Nasdaq Hearings Panel on October 22, 2026.

As previously disclosed, on September 15, 2026, the Company received an additional delinquency notice (the “Staff Determination Letter”) from the Nasdaq Listing Qualifications Staff based on the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, indicating that the Staff had determined to delist the Company’s securities from the Nasdaq Global Market. The Company had appealed this determination in front of the Nasdaq Hearings Panel.

The Company is working diligently to complete the necessary work to file the Annual Report as soon as practicable to regain compliance with SEC requirements and Nasdaq listing standards.

The information contained in this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAUZY LTD.

Date: November 6, 2026	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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